Exhibit 1.4

AMENDED AND RESTATED CHANGE IN CONTROL AGREEMENT

This AGREEMENT is made effective as of January 6, 2023, by and between FIRST HARRISON BANK (the “BANK”), FIRST CAPITAL, INC. (“COMPANY”), an Indiana corporation; and CHRIS FREDERICK (“EXECUTIVE”).

WHEREAS, the BANK recognizes the value of EXECUTIVE’s contribution to the BANK and the BANK and wishes to protect EXECUTIVE’s position therewith for the period provided in this Agreement in the event of a Change in Control (as defined herein); and

NOW, THEREFORE, in consideration of the foregoing and upon the other terms and conditions hereinafter provided, the parties hereto agree as follows:

1.            Term Of Agreement

The term of this Agreement shall be deemed to have commenced as of the date first above written and shall continue for a period of twelve (12) full calendar months thereafter. Commencing on the first anniversary date of this Agreement and continuing at each anniversary date thereafter, the Board of Directors of the BANK (“Board”) may extend the Agreement for an additional year. The Board will conduct a performance evaluation of EXECUTIVE for purposes of determining whether to extend the Agreement, and the results thereof shall be included in the minutes of the Board’s meeting.

2.            Payments To EXECUTIVE Upon Change In Control.

(a)       Upon the occurrence of a Change in Control (as herein defined) followed within twelve (12) months of the effective date of the Change in Control by the voluntary or involuntary termination of EXECUTIVE’s employment, other than for Cause, as defined in Section 2(c) hereof, the provisions of Section 3 shall apply. For purposes of this Agreement, “voluntary termination” shall be limited to the circumstances in which EXECUTIVE elects to voluntarily terminate EXECUTIVE’s employment within twelve (12) months of the effective date of a Change in Control following any material demotion, loss of title, office or significant authority, material reduction in EXECUTIVE’s annual compensation or benefits (other than a reduction affecting BANK personnel generally), or the relocation of EXECUTIVE’s principal place of employment by more than 25 miles from its location immediately prior to the Change in Control.

(b)       A “Change in Control” of the COMPANY or the BANK shall be deemed to occur if and when (a) there occurs a change in control of the BANK or the COMPANY within the meaning of the Change in Bank Control Act and 12 C.F.R. Part 174 or 12 C.F.R. Part 238, (b) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act Act of 1934, as amended) is or becomes the beneficial owner, directly or indirectly, of securities of the COMPANY or the BANK representing twenty-five percent (25%) or more of the combined voting power of the COMPANY’s or the BANK’s then outstanding securities, (c) the membership of the board of directors of the COMPANY or the BANK changes as the result of a contested election, such that individuals who were directors at the beginning of any twenty-four (24) month period (whether commencing before or after the date of adoption of this Agreement) do not constitute a majority of the Board at the end of such period, or (d) shareholders of the COMPANY or the BANK approve a merger, consolidation, sale or disposition of all or substantially all of the COMPANY’s or the BANK’s assets, or a plan of partial or complete liquidation.

(c)       EXECUTIVE shall not have the right to receive termination benefits pursuant to Section 3 hereof upon Termination for Cause. The term “Termination for Cause” shall mean termination because of EXECUTIVE’s intentional failure to perform stated duties, personal dishonesty, incompetence, willful misconduct, any breach of fiduciary duty involving personal profit, willful violation of any law, rule, regulation (other than traffic violations or similar offenses) or final cease and desist order, or any material breach of any material provision of this Agreement. In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the financial institutions industry. Notwithstanding the foregoing, EXECUTIVE shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to EXECUTIVE a copy of a resolution duly adopted by the affirmative vote of not less than a majority the members of the Board at a meeting of the Board called and held for that purpose, finding that in the good faith opinion of the Board, EXECUTIVE was guilty of conduct justifying Termination for Cause and specifying the particulars thereof in detail. EXECUTIVE shall not have the right to receive compensation or other benefits for any period after Termination for Cause.

3.             Termination

(a)       Upon the occurrence of a Change in Control, followed within twelve (12) months of the effective date of a Change in Control by the voluntary or involuntary termination of EXECUTIVE’S employment other than Termination for Cause, the BANK shall be obligated to pay EXECUTIVE, or in the event of EXECUTIVE’s subsequent death, EXECUTIVE’s beneficiary or beneficiaries, or EXECUTIVE’s estate, as the case may be, as severance pay, a sum equal to three (3) times Executive’s annual compensation. For purposes of this Agreement, “annual compensation” shall mean and include all wages, salary, bonus, and other compensation, if any, paid (including accrued amounts) by the Company or the Bank as consideration for EXECUTIVE’s service during the twelve (12) month period ending on the last day of the month preceding the effective date of a Change in Control. Subject to Section 14, such amount shall be paid to EXECUTIVE in a lump sum no later than thirty (30) days after the date of EXECUTIVE’s termination.

(b)       Upon the occurrence of a Change in Control, followed within twelve (12) months of the effective date of a Change in Control by the voluntary or involuntary termination of EXECUTIVE’s employment other than Termination for Cause, the BANK, subject to Section 14 if such benefits are taxable, shall cause to be continued life, medical, dental and disability coverage substantially identical to the coverage maintained by the BANK for EXECUTIVE prior to EXECUTIVE’s severance. Such coverage and payments shall cease upon expiration of twelve (12) months from the date of EXECUTIVE’s termination.

(c)        Notwithstanding any contrary provisions of this Section 3, in no event shall the aggregate payments or benefits to be made or afforded to Executive (the “Termination Benefits”) constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) or any successor thereto, and to avoid such a result, the Termination Benefits will be reduced, if necessary, to an amount that is one dollar ($1.00) less than an amount equal to three (3) times Executive’s “base amount,” as determined in accordance with said Section 280G of the Code. The allocation of the reduction among the Termination Benefits shall be determined by Executive.

(d)       Any payments made to EXECUTIVE pursuant to this Agreement, or otherwise, are subject to and conditioned upon compliance with 12 U.S.C. §1828(k) and FDIC regulation 12 C.F.R. Part 359, Golden Parachute and Indemnification Payments.

4.            Effect On Prior Agreements And Existing Benefit Plans

This Agreement contains the entire understanding between the parties hereto and supersedes any prior agreement between the BANK and EXECUTIVE, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to EXECUTIVE of a kind elsewhere provided. No provision of this Agreement shall be interpreted to mean that EXECUTIVE is subject to receiving fewer benefits than those available to EXECUTIVE without reference to this Agreement.

5.            No Attachment

(a)       Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to affect any such action shall be null, void, and of no effect.

(b)       This Agreement shall be binding upon, and inure to the benefit of, EXECUTIVE, the COMPANY, the BANK and their respective successors and assigns.

6.            Modification And Waiver

(a)       This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(b)       No term or condition of this Agreement shall be deemed to have been waived, nor shall there by an estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

7.            Required Provisions

(a)        The BOARD may terminate EXECUTIVE’s employment at any time, but any termination by the BOARD, other than Termination for Cause, shall not prejudice EXECUTIVE’s right to compensation or other benefits under this Agreement. EXECUTIVE shall not have the right to receive compensation or other benefits for any period after Termination for Cause as defined in Section 2(c) herein.

(b)        If EXECUTIVE is suspended and/or temporarily prohibited from participating in the conduct of the BANK’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. 1818(e)(3) and (g)(1)), the BANK’s obligations under the Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the BANK may, in its discretion, (i) pay EXECUTIVE all or part of the compensation withheld while its contract obligations were suspended and (ii) reinstate (in whole or in part) any of its obligations that were suspended.

(c)        If EXECUTIVE is removed and/or permanently prohibited from participating in the conduct of the BANK’s affairs by an order issued under Section 8(e)(4) or (g)(1) of the FDIA (12 U.S.C. 1818(e)(4) or (g)(1)), all obligations of the BANK under the Agreement shall terminate as of the effective date of the order, but vested rights of the contracting parties shall not be affected.

(d)        If the BANK is in default (as defined in Section 3(x)(1) of the FDIA), all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the parties.

(e)        All obligations under this Agreement may be terminated: (except to the extent determined that continuation of the Agreement is necessary for the continued operation of the BANK): (i) by the appropriate federal banking regulatory authority at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of the BANK under the authority contained in Section 13(c) of the FDIA and (ii) by the appropriate federal banking regulatory authority at the time that an appropriate federal banking authority approves a supervisory merger to resolve problems related to operation of the BANK or when the BANK is determined by the appropriate federal banking regulatory authority having regulatory jurisdiction over the BANK to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by such action.

8.            Severability

If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extent consistent with law continue in full force and effect.

9.            Headings For Reference Only

The headings of sections and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

10.          Governing Law

The validity, interpretation, performance, and enforcement of this Agreement shall be governed by the laws of the State of Indiana unless preempted by Federal law as now or hereafter in effect.

Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators sitting in a location selected by the employee within fifty (50) miles from the location of the BANK, in accordance with the rules of the American Arbitration Association then in effect.

11.          Source of Payments

All payments provided in this Agreement shall be timely paid in cash or check from the general funds of the BANK. The COMPANY, however, guarantees all payments and the provision of all amounts and benefits due hereunder to EXECUTIVE and, if such payments are not timely paid or provided by the BANK, such amounts and benefits shall be paid or provided by the COMPANY.

12.          Payment Of Legal Fees

All reasonable legal fees paid or incurred by EXECUTIVE pursuant to any dispute or question of interpretation relating to this Agreement shall be paid or reimbursed by the BANK if EXECUTIVE is successful on the merits pursuant to a legal judgment, arbitration or settlement.

13.          Successor To The BANK or the COMPANY

The BANK and the COMPANY shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the BANK or the COMPANY, expressly and unconditionally to assume and agree to perform the BANK’s or the COMPANY’s obligations under this Agreement, in the same manner and to the same extent that the BANK or the COMPANY would be required to perform if no such succession or assignment had taken place.

14.          Effect of Code Section 409A

This Agreement is intended to comply with the applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”) and its corresponding regulations and related guidance and shall be administered in accordance with Code Section 409A to the extent Code Section 409A applies to the Agreement.  Notwithstanding any provision of this Agreement to the contrary, to the extent applicable, payments under this Agreement may only be made in a manner and upon an event permitted by Code Section 409A.  To the extent that any provision of this Agreement would cause a conflict with the requirements of Code Section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. Whether or not a termination of employment has occurred will be determined in accordance with Treasury Regulation Section 1.409A-1(h).

Notwithstanding anything in this Agreement to the contrary, if the BANK or its successors in good faith determines, as of the effective date of EXECUTIVE’s termination of employment, that an amount (or any portion of an amount) payable to EXECUTIVE hereunder, is required to be suspended or delayed for six months because the Executive is a “specified employee” as defined in Code Section 409A(a)(2)(B)(i), then the Bank will so advise EXECUTIVE, and any such payment (or the minimum amount thereof) shall be suspended and accrued for six months, whereupon such amount or portion thereof shall be paid to EXECUTIVE in a lump sum (together with interest thereon at the then-prevailing prime rate) on the first day of the seventh month following the effective date of EXECUTIVE’s termination of employment.

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15.          Signatures

IN WITNESS WHEREOF, the BANK and the COMPANY have caused this Agreement to be executed and their seal to be affixed hereunto by a duly authorized officer, and EXECUTIVE has signed this Agreement, all on the 6th day of January, 2023.

ATTEST:	FIRST HARRISON BANK

/s/ Dia Windell	BY:	/s/ William W. Harrod
[SEAL]

ATTEST:	FIRST CAPITAL, INC.

/s/ Dia Windell	BY:	/s/ William W. Harrod
[SEAL]

WITNESS:	EXECUTIVE

/s/ Jeremy Utz	/s/ Chris Frederick
Chris Frederick